UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Cutco Industries
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232108100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                Michael Kramer, Treasurer, Cutco Industries, Inc.
                             125 South Service Road
                                Jericho, NY 11753
                                 (516) 334-8400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 25, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232108100
-------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Walter P. Carucci
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) [  ] (b) [x]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        PF

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)


------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             25,467
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY      ------ ---------------------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
       EACH                  25,467
     REPORTING        ------ ---------------------------------------------------
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  0

                      ------ ---------------------------------------------------

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        25,467

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.26%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

CUSIP No. 232108100
-------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Carucci Family Partners
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) [  ] (b) [x]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|


------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             21,652
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY      ------ ---------------------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
       EACH                  21,652
     REPORTING        ------ ---------------------------------------------------
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  0

                      ------ ---------------------------------------------------

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        21,652

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.77%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN

Item 5.  Interest in Securities of the Issuer.

     Responses to (a), (b), (c) and (d) in Item 5 should be deleted and replaced with the following:

     (a) Walter Carucci may be deemed to be the beneficial owner of an aggregate of 25,467 shares of Common Stock, which amount includes (i) 3,800 shares of Common Stock owned directly by Walter Carucci; 21,652 shares of Common Stock owned by CFP over which Walter Carucci has sole voting and investment power pursuant to a power of attorney granted by the partners of CFP to Mr. Carucci and (iii) five shares each owned by Mr. Carucci's wife and two children over which Mr. Carucci has sole voting and dispositive power. CFP beneficially owns 21,652 shares of Common Stock. According to the Issuer's Form 10-QSB dated May 15, 1998, as of May 11, 1998, the Issuer had a total of 780,625 shares of Common Stock outstanding. Accordingly, (i) Walter Carucci may be deemed to be the beneficial owner of 3.26% of the total shares of Common Stock outstanding and
(ii) CFP beneficially owns 2.77% of the total shares. Clara Carucci and Mitchell Carucci are not the beneficial owners of any shares of Common Stock.

         (b)

                                                            Carucci Family
                                      Walter Carucci           Partners         Clara Carucci      Mitchell Carucci
Sole Power to vote/direct vote              25,467              21,652                0                   0

Shared Power to vote/direct vote              0                   0                   0                   0

Sole    Power   to    dispose/direct        25,467              21,652                0                   0
disposition

Shares   Power   to   dispose/direct          0                   0                   0                   0
disposition

(c) During the past sixty days the following transactions in the shares of Common Stock were effected:

     August 25, 1998: Walter P. Carucci sold 2,000 shares at $1.50 per share on the open market.

     August 25, 1998: CFP sold 4,500 shares at $1.50 per share on the open market.

In addition, the following transactions were effected:

     July 11, 1996: CFP sold 6,000 shares at $1.60 per share on the open market.

     November 14, 1997: CFP sold 8,000 shares at 1.136 per share on the open market.

(e) CFP ceased to be the beneficial owner of 5% or more of the shares on Common Stock on July 11, 1996, at which point its beneficial ownership decreased to 4.37% of the outstanding shares.

     Carucci ceased to be the beneficial owner of 5% or more of the shares on Common Stock on November 14, 1997, at which point its beneficial ownership decreased to 4.10% of the outstanding shares.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: September 3, 1998



                                     /s/ Walter P. Carucci
                                     -----------------------------
                                     Name:  Walter P. Carucci
                                     Title:


                                     CARUCCI FAMILY PARTNERS


                                     By: /s/ Walter P. Carucci
                                         --------------------------
                                             Walter P. Carucci
                                             General Partner